SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
SHELBY ACQUISITION IV, INC.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
None

(CUSIP Number)
Shannon C. Kerr
Shelby Acquisition IV, Inc.
c/o James R. Kerr
8813 N. 85th Ct.
Scottsdale, AZ 85258
(480) 945-2232

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 16, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	None

1	NAMES OF REPORTING PERSONS Shannon C. Kerr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

SCHEDULE 13D

Item 1.	SECURITY AND ISSUER
     This Amendment No. 1 amends the Statement of Beneficial Ownership on Schedule 13D filed with the Securities and Exchange Commission on January 30, 2008 (this “Schedule 13D”) and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Shelby Acquisition IV, Inc. (the “Issuer”), having its principal executive offices at c/o James R. Kerr, 8813 N. 85th Ct., Scottsdale, AZ 85258.

Item 2.	IDENTITY AND BACKGROUND
     (a) The name of the reporting person is Shannon C. Kerr (the “Reporting Person”).
     (b) The business address of the Reporting Person is 369 San Miguel Dr., Suite 220, Newport Beach, CA 92660.
     (c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of the corporation or other organization in which such employment is conducted is Director of Operations for the Regal Securities Private Equity Group, located at 369 San Miguel Dr., Suite 220, Newport Beach, CA 92660.
     (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) The Reporting Person is a citizen of the U.S.A.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     The Reporting Person purchased 5,000,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $25,000. The source of funding for this purchase was personal funds.

Item 4.	PURPOSE OF TRANSACTION
     On September 16, 2008, the Reporting Person tendered the documents necessary to transfer all shares owned by the Reporting Person to a third party pursuant to a dispute settlement.

Item 5.	INTERESTS IN SECURITIES OF THE ISSUER
     (a) Following the share transfer pursuant to the dispute settlement, the Reporting Person will no longer own any of the Issuer’s shares of Common Stock.
     (b) Not applicable.
     (c) Not applicable.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock disclosed herein.
     (e) As of September 16, 2008, the Reporting Person had tendered all documents necessary for the share transfer, which transfer will result in the Reporting Person ceasing to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
     The Reporting Person’s tender of transfer documents was effected pursuant to a dispute settlement.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS
     None.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2008	/s/ Shannon C. Kerr
Shannon C. Kerr